Stephen T. Burdumy 215-988-2880 Direct 215-988-2757 Fax stephen.burdumy@dbr.com

June 11, 2012

VIA EMAIL AND FEDEX

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Globus Medical, Inc.

Registration Statement on Form S-1

File No. 333-180426

Dear Mr. Mancuso:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of Globus Medical Inc., a Delaware corporation (the “Company”), in connection with the initial public offering of the Company’s Class A common stock, $0.001 par value per share (the “Offering”) by the Company and the selling stockholders to be named therein (the “Selling Stockholders”).

As discussed by telephone with Louis Rambo and Mary Beth Breslin, we supplementally advise the staff (the “Staff”) as follows on behalf of the Company:

•

Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $16 and $18, after giving effect to a 3.25-for-1 stock split, based on an aggregate amount of approximately 91,246,317 shares (including 2,941,176 shares of Class A common stock to be issued and sold by the Company in the Offering) of Class A and Class B common stock outstanding subsequent to the Offering. If the reverse stock split is approved by the board of directors of the Company, we will revise the information in the Registration Statement accordingly.

•	The Company expects the number of shares of Class A common stock to be offered for sale by the Company and the Selling Stockholders in the Offering to be as set forth in the table below.

Russell Mancuso

United States Securities and Exchange Commission

	Number of Shares of Class A Common Stock to be Sold in the Offering
	Firm Shares	Optional Shares
Company	2,941,176	-0-
Selling Stockholders	8,823,529	1,764,706

The Company is supplementally providing the information in this letter to the Staff in advance of amending the Registration Statement due to the proposed reverse stock split, the present volatility in the public equity markets generally and the possibility that the Company’s anticipated price range may fluctuate.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter. We acknowledge that the Staff will need sufficient time to review any future amendment and it may result in further comments that will have to be addressed prior to a request for effectiveness.

The Company and the underwriters are constantly evaluating market conditions and there is a possibility that they may circulate copies of the preliminary prospectus in connection with the Offering on Wednesday, June 13, 2012.

Russell Mancuso

United States Securities and Exchange Commission

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (215) 988-2880, or in the alternative, Beth Diffley, at (215) 988-2607.

Sincerely,

/s/ Stephen T. Burdumy
Stephen T. Burdumy

cc:	Anthony L. Williams, Globus Medical, Inc.

Richard A. Baron, Globus Medical, Inc.

David C. Paul, Globus Medical, Inc.

Robert C. Juelke, Drinker Biddle & Reath LLP

Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP

Marc D. Jaffe, Latham & Watkins LLP